Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052

On March 4, 2003, Dreyer's Grand Ice Cream, Inc. ("Dreyer's") issued the following press release:

                         DREYER'S AND NESTLE COMMENT ON
                    ANNOUNCEMENT BY FEDERAL TRADE COMMISSION
                      THAT IT HAS APPROVED COMMENCEMENT OF
                   LITIGATION WITH RESPECT TO DREYER'S/ NESTLE
                                   TRANSACTION

(Oakland, CA, March 4, 2003)--Dreyer's Grand Ice Cream, Inc. (Nasdaq: DRYR) and Nestle Holdings, Inc. (Nestle) made the following joint statement in response to the announcement by the Federal Trade Commission that it has authorized the initiation of litigation seeking an injunction against Dreyer's proposed transaction with Nestle.

"We are continuing our discussions with the staff of the FTC regarding the potential divestiture of assets announced earlier today as a means of addressing the staff's concerns with respect to the transaction." Dreyer's and Nestle Ice Cream Company (NICC) entered into an agreement yesterday with a subsidiary of CoolBrands International Inc. (TSX: COB.A) (CoolBrands) for the sale and purchase of certain ice cream and distribution assets, and have submitted materials to the staff of the FTC regarding the proposed sale to CoolBrands to assist the staff in its review.

"Dreyer's and Nestle remain firmly committed to their transaction and confident that they will be able to consummate it."

                               ------------------


On March 5, 2003, T. Gary Rogers, the Chairman of the Board of Directors and Chief Executive Officer of Dreyer's sent the following email to all Dreyer's employees:

Subject: Important Upate from Gary Rogers
     ** High Priority **

     From T. Gary Rogers:

     As I shared with you earlier, we have proposed a sale of our Dreamery and Whole Fruit Sorbet brands, as well as the transfer of the license for the Godiva Ice Cream brand, to address FTC concerns related to our proposed alliance with Nestle.

     Today (Tuesday), the FTC has authorized the filing of a preliminary injunction challenging our proposed transaction with Nestle.

     I just want to let you know that we are continuing our discussions with the staff of the FTC regarding the potential divestiture of our assets. Dreyer's and Nestle remain firmly committed to the transaction and are confident that we will be able to consummate it. Attached to this email is a copy of the joint statement that Dreyer's and Nestle issued today.

     I understand how it may be difficult to stay focused with all of the developments I've been sharing, but please know that we're working very hard to address these issues to the satisfaction of all. I thank you again for all your efforts to keep our business on track and I will continue to update you as I have more information to share.

     Thank you.

     Gary